SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011
Commission File Number 000-49877

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Oded Bashan Oded Bashan Chief Executive Officer and Chairman

Date: February 2, 2011

Press Release

For Immediate Release

On Track Innovations (OTI) Announces Proposed Public Offering

ISELIN, N.J., February 2, 2011 - On Track Innovations Ltd (OTI) (NASDAQ GM: OTIV) today announced  that it intends, subject to market and other conditions, to offer its ordinary shares in a firm commitment public offering pursuant to its existing shelf registration statement under the Securities Act of 1933. The company also intends to grant the underwriters of the offering a 30-day option to purchase additional 15% of the ordinary shares offered in the public offering to cover over-allotments, if any.  Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq: RODM), is acting as sole book-running manager. Merriman Capital, Inc. and Chardan Capital Markets, LLC are acting as co-managers in connection with the offering.

OTI has filed a preliminary prospectus supplement and an accompanying prospectus with the Securities and Exchange Commission (SEC) in connection with the offering. The preliminary prospectus supplement and accompanying prospectus may be obtained by sending a request to Rodman & Renshaw, LLC at 1251 Avenue of the Americas, New York, NY 10020, via telephone at (212) 430-1710 or via email to prospectus@rodm.com. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus, the registration statement, and the other documents that the company has filed with the SEC for more complete information about the company and this offering. Investors may obtain these documents for free by visiting the SEC's website at www.sec.gov.

The ordinary shares are being offered pursuant to a registration statement on Form F-3 (File No. 333-171507) promulgated under the Securities Act of 1933, as amended, which was previously filed with, and declared effective by, the SEC.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About OTI

OTI designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs.

Safe Harbor Statement

This news release contains certain statements of a forward-looking nature relating to future events or future business performance.  Any such statements, including, but not limited to, the OTI’s expectations regarding the completion, timing and size of its proposed public offering, whether expressed or implied, are subject to risks and uncertainties which can cause actual results to differ materially from those currently anticipated due to a number of factors which include, but are not limited to, risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed offering, and other risk factors discussed in the Company’s preliminary prospectus supplement, Form 20-F and other documents filed with the Securities and Exchange Commission from time to time.  These forward-looking statements represent the Company's judgment as of the date of this news release.  Except as legally required, the Company disclaims any intent or obligation to update these forward-looking statements.

OTI Contact: Galit Mendelson Vice President of Corporate Relations 201 944 5200 ext. 111 galit@otiglobal.com	Investor Relations: Miri Segal MS-IR LLC 917-607-8654 msegal@ms-ir.com